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ACCELLENT INC.
100 Fordham Road
Wilmington, Massachusetts 01887
(978) 570-6900

FACSIMILE (978) 657-0878

February 14, 2006

VIA EDGAR

Re:
Accellent Inc.
Registration Statement on Form S-4 (File No. 333-130470)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Buchmiller:

        This letter is in response to the Securities and Exchange Commission Staff's oral comment to please update the above-referenced Registration Statement to include any known information about the financial position or results of operations of the Company during the Company's last completed fiscal year or quarter or for any more recent developments that would be material to investors. The Company respectfully advises the Staff that to its knowledge, the Company is not aware of any material changes to the financial position or results of operations of the Company during the last completed fiscal year or quarter or other recent developments that would be material to an investor since the financial statements included in the Registration Statement. The Company further advises the Staff that the financial results for the year ended December 31, 2005 are not available.

        Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Dominique Schulte at 212-455-2279 with any questions you may have.

Very truly yours,

/s/ Stewart A. Fisher
Stewart A. Fisher
Chief Financial Officer, Executive Vice President,
Treasurer and Secretary of Accellent Inc. and
Chief Financial Officer, Vice President,
Treasurer and Secretary of the
guarantors identified on
Annex A attached hereto

Annex A

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Industrial Classification Code Number
Accellent Corp.	Colorado	91-2054669	3841
American Technical Molding, Inc.	California	99-0266738	3841
Brimfield Acquisition Corp.	Delaware	51-0386457	3841
Brimfield Precision, LLC	Delaware	04-3457459	3841
CE Huntsville Holdings Corp.	Delaware	54-2181917	3841
Cycam, Inc.	Pennsylvania	25-1567669	3841
ELX, Inc.	Pennsylvania	25-1711485	3841
G&D, Inc. d/b/a Star Guide Corporation	Colorado	84-0718817	3841
Hayden Precision Industries, LLC	Delaware	16-1564447	3841
Kelco Acquisition, LLC	Delaware	52-2139676	3841
Machining Technology Group, LLC	Tennessee	62-1755768	3841
MedSource Technologies, Inc.	Delaware	52-2094496	3841
MedSource Technologies, LLC	Delaware	41-1934170	3841
MedSource Technologies, Newton Inc.	Delaware	41-1990432	3841
MedSource Technologies Pittsburgh, Inc.	Delaware	04-3710128	3841
MedSource Trenton, Inc.	Delaware	32-0000036	3841
Micro-Guide, Inc.	California	95-1866997	3841
National Wire & Stamping, Inc.	Colorado	84-0485552	3841
Noble-Met, Ltd.	Virginia	54-1480585	3841
Portlyn, LLC	Delaware	02-0506852	3841
Spectrum Manufacturing, Inc.	Nevada	36-2997517	3841
Tenax, LLC	Delaware	06-1567572	3841
Texcel, Inc.	Massachusetts	04-2973748	3841
Thermat Acquisition Corp.	Delaware	52-2235950	3841
UTI Corporation	Pennsylvania	23-1721795	3841
UTI Holding Company	Delaware	51-0407158	3841
Venusa, Ltd.	New York	13-3029017	3841

(1)
The address and telephone number of each co-registrant's principal executive offices is 100 Fordham Road, Wilmington, Massachusetts 01887, (978) 570-6900.

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TABLE OF ADDITIONAL REGISTRANT GUARANTORS